Exhibit 21

Subsidiary Name and Trade Name	Jurisdiction of Incorporation	% Owned

ProGreen Realty LLC.	Michigan	100%

Progreen Propertis Management LLC	Michigan	100%

American Residential GAP, LLC	Michigan	100%

Progreen Construction LLC	Michigan	100%

Procon Baja JV	Mexico	51%